Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-held Company NIRE 35300010230 Call notice EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING The Stockholders of ITAÚ UNIBANCO HOLDING S.A. (“Company”) are hereby invited by the Board of Directors to the Company’s Extraordinary General Stockholders’ Meeting to be held on September 30, 2022, at 11:00 a.m., exclusively digital, with the purpose to: 1. Resolve on the “Protocol and Justification” which establishes the terms and conditions of the partial spin-off of Banco Itaucard S.A. with the merger with and into the Company of the spun-off portion, as of base date of June 30, 2022; 2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Limited (PwC) as the specialized company responsible for the preparation of the appraisal report on the net book equity of Banco Itaucard S.A.’s to be merged with and into the Company; 3. Resolve on the appraisal report, based on the balance sheet as of June 30, 2022; 4. Resolve on the merger of the spun-off portion of Banco Itaucard S.A., without increasing the Company’s capital stock; 5. Authorize the Company’s managers, as provided for in its Bylaws, to take all actions and sign all documents necessary to implement and formalize the resolutions approved; 6. To amend the Bylaws, aiming at: (a) in article 2, updating the Company’s corporate purpose, considering the new activities incorporated by it; and (b) in item 9.1., of article 9, changing the maximum number of members of the Executive Board, from 05 (five) to 35 (thirty-five) members; and 7. To consolidate the Bylaws to reflect the changes mentioned in the previous item. The full description of the matters proposed, as well as their justification, is found in the General Stockholders’ Meetings’ Manual. The documents to be reviewed are available to Stockholders on the Company’s Investor Relations website (www.itau.com.br/relacoes-com-investidores), as well as on the websites of the CVM

(www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of these documents via email ri@itau-unibanco.com.br. These Meetings will be held online with the link and access instructions to be provided by the Company to stockholders who have sent the documents below by September 28, 2022, to the email drinvest@itau-unibanco.com.br: a) Legal Entities: a notarized copy of the articles of association/ bylaws, and proof of election of management members, duly registered with the proper trade board. b) Individuals: a digital copy of the ID document bearing the Stockholder’s picture. Stockholders may be represented at the General Stockholders’ Meeting by a proxy, in accordance with Article 126 of Law No. 6,404/76, provided that this proxy sends an identity document, the documents listed below, and the corresponding notarized proxy. We clarify that it is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, a Company’s management member or a lawyer, and that any documents issued abroad be consularized or apostilled and accompanied by the respective sworn translation. The Company suggests that Stockholders represented by proxies also send a copy of the documents listed above by September 28, 2022, to the email drinvest@itau-unibanco.com.br. Stockholders may also participate in the Meeting through the remote voting form to be sent (i) directly to the Company, or (ii) to their respective custody agents, in the case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services, in the case shares are not deposited at a central depository, according to the procedures described in the General Stockholders’ Meeting’s Manual. São Paulo (SP), August 31, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence